UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of March 2026

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

B.O.S. Better Online Solutions Ltd.

B.O.S. BETTER ONLINE SOLUTIONS LTD. ANNOUNCES FILING OF 2025 ANNUAL REPORT

RISHON LEZION, Israel, March 31, 2026 - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC) announced that on March 31, 2026 it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2025 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (http://www.boscom.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: March 31, 2026

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